                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                             Kensey Nash Corporation
                             -----------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.001
                          -----------------------------
                         (Title of Class of Securities)

                                    490057106
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 5, 2007
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the
following box |_|.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 20 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 2 of 20 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARCHE, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  397,720
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              397,720
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    397,720
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 3 of 20 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,088,020
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,088,020
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,088,020
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    17.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 4 of 20 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RGC STARBOARD ADVISORS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,485,740
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,485,740
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,485,740
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 5 of 20 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,485,740
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,485,740
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,485,740
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 6 of 20 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    C4S & CO., L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,485,740
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,485,740
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,485,740
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 7 of 20 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,485,740
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,485,740
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,485,740
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 8 of 20 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,485,740
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,485,740
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,485,740
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 9 of 20 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,485,740
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,485,740
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,485,740
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 10 of 20 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,485,740
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,485,740
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,485,740
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 11 of 20 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CEASAR ANQUILLARE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 12 of 20 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PETER A. FELD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 13 of 20 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY C. SMITH
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 14 of 20 Pages
----------------------                                    ----------------------

            The following constitutes Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

Item 2 is hereby amended to add the following:

            Ceasar  Anquillare,  Peter A. Feld and  Jeffrey  C. Smith are hereby added as  Reporting  Persons to the Schedule  13D  (together,  with the original
Reporting Persons, the "Ramius Group").

            Ceasar  Anquillare ("Mr.  Anquillare") is a nominee for the Board of
Directors of the Issuer and his principal  occupation is serving as Chairman and
Chief Executive Officer of Winchester Capital Partners, a private  transatlantic investment  bank.  The  principal  business  address  of Mr.  Anquillare  is c/o
Winchester Capital Partners LLC, Winchester House, 445 Orange Street, New Haven,
Connecticut 06511. Mr. Anquillare is a citizen of the United States of America.

            Peter A. Feld ("Mr.  Feld") is a nominee for the Board of  Directors of the Issuer and his  principal  occupation  is serving as a Director of Ramius
Capital. The principal business address of Mr. Feld is c/o Ramius Capital Group,
L.L.C.,  666 Third Avenue,  26th Floor,  New York, New York 10017. Mr. Feld is a
citizen of the United States of America.

            Jeffrey  C.  Smith  ("Mr.  Smith")  is a  nominee  for the  Board of
Directors of the Issuer and his principal  occupation is serving as a Partner of
Ramius  Capital.  The  principal  business  address  of Mr.  Smith is c/o Ramius
Capital Group,  L.L.C., 666 Third Avenue,  26th Floor, New York, New York 10017.
Mr. Smith is a citizen of the United States of America.

            No Reporting Person has, during the last five years,  been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
No  Reporting  Person  has,  during the last five  years,  been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such  proceeding  was or is subject to a  judgment,  decree or final order  enjoining  future  violations of, or prohibiting or mandating  activities subject  to,  federal or state  securities  laws or finding any  violation  with respect to such laws.

Item 4 is hereby amended to add the following:

            The Ramius Group is seeking  representation on the Issuer's Board of
Directors (the "Board").  Starboard  delivered a letter to the Issuer on October
5, 2007 (the "Nomination Letter") nominating Messrs. Anquillare, Feld and Smith, as set forth  therein,  for  election to the Board at the  Issuer's  2007 annual meeting  of  shareholders  (the "2007  Annual  Meeting").  The  Ramius  Group is
currently in active  discussions with the Issuer in hopes of reaching a mutually acceptable agreement regarding Board  representation.  However, no assurance can be  given at this  time  that  such  discussions  will  result  in a  definitive agreement.

Item 5 is hereby amended and restated as follows:

            The  aggregate  percentage of Shares  reported  owned by each person named herein is based upon 11,945,621 Shares outstanding, as of August 31, 2007,

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 15 of 20 Pages
----------------------                                    ----------------------

which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Annual Report on Form 10-K, filed with the Securities and Exchange Commission on
September 13, 2007.

A.    Parche

      (a)   As of the date of this filing, Parche beneficially owns 397,720 Shares.

            Percentage: 3.3% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 397,720
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 397,720
            4. Shared power to dispose or direct the disposition: 0

      (c)   Parche did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

B.    Starboard

      (a)   As of the date of this filing, Starboard beneficially owns 2,088,020
            Shares.

            Percentage: 17.5% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 2,088,020
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 2,088,020
            4. Shared power to dispose or direct the disposition: 0

      (c)   Starboard did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

C.    RCG Starboard Advisors

      (a)   As of the date of this filing, as managing member of Parche and the investment manager of Starboard, RCG Starboard Advisors may be deemed the beneficial owner of (i) 397,720 Shares owned by Parche and (ii) 2,088,020 Shares owned by Starboard.

            Percentage: 20.8% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 2,485,740
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 2,485,740
            4. Shared power to dispose or direct the disposition: 0

      (c)   RCG Starboard Advisors did not enter into any transactions in the
            Shares since the filing of since the filing of Amendment No. 2 to the Schedule 13D.

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 16 of 20 Pages
----------------------                                    ----------------------

D.    Ramius Capital

      (a)   As of the date of this filing, as the sole member of RCG Starboard
            Advisors Ramius Capital may be deemed the beneficial owner of (i)
            397,720 Shares owned by Parche and (ii) 2,088,020 Shares owned by
            Starboard.

            Percentage: 20.8% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 2,485,740
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 2,485,740
            4. Shared power to dispose or direct the disposition: 0

      (c)   Ramius Capital did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

E.    C4S

      (a)   As of the date of this filing, as the managing member of Ramius
            Capital, C4S may be deemed the beneficial owner of (i) 397,720
            Shares owned by Parche and (ii) 2,088,020 Shares owned by
            Starboard.

            Percentage: 20.8% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 2,485,740
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 2,485,740
            4. Shared power to dispose or direct the disposition: 0

      (c)   C4S did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

F.    Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

      (a)   As of the date of this filing, as the managing members of C4S, each of
            Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 397,720 Shares owned by Parche and
            (ii) 2,088,020 Shares owned by Starboard.

            Percentage: 20.8% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 2,485,740
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 2,485,740

      (c)   None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares since the filing of Amendment
            No. 2 to the Schedule 13D.

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 17 of 20 Pages
----------------------                                    ----------------------

G.    Messrs. Anquillare, Feld and Smith do not currently beneficially own any Shares.

      (d)   No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock

      (e)   Not applicable.

Item 6 is hereby amended to add the following:

      On October 10, 2007, the Reporting Persons entered into a Joint Filing and
Solicitation  Agreement in which,  among other things, (a) the parties agreed to the joint  filing on behalf of each of them of  statements  on Schedule 13D with respect to the securities of the Issuer to the extent required under  applicable securities  laws,  (b) the  parties  agreed to form the group for the purpose of soliciting proxies or written consents for the election of the persons nominated by  Starboard  to the  Issuer's  Board at the 2007  Annual  Meeting  and for the
purpose  of  taking  all  other  actions  incidental  to the  foregoing  and (c)
Starboard  shall  have  the  right  to  pre-approve  all  expenses  incurred  in connection  with the  group's  activities  and agreed to pay  directly  all such pre-approved  expenses on a pro rata basis between Starboard and Parche based on the number of Shares in the  aggregate  held by each of Starboard  and Parche on the date hereof. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

      Pursuant to letter  agreements,  Starboard has agreed to indemnify each of
Messrs. Anquillare,  Feld and Smith against claims arising from the solicitation of proxies from the  Issuer's  shareholders  at the 2007 Annual  Meeting and any related  transactions.  A form of the letter  agreement  is  attached  hereto as
Exhibit 99.2 and is incorporated herein by reference.

      RCG Starboard  Advisors has agreed to compensate Mr.  Anquillare for being named as and  serving  as a nominee  for  election  as  director  of the  Issuer pursuant to a letter agreement (the "Compensation  Letter Agreement").  Pursuant to the terms of the Compensation  Letter Agreement,  RCG Starboard  Advisors has
agreed  to pay  Mr.  Anquillare  $5,000  in  cash  upon  the  submission  of the
Nomination  Letter by Starboard to the Company.  Upon the filing of a definitive proxy  statement  with the  Securities  and  Exchange  Commission  relating to a solicitation of proxies in favor of Mr.  Anquillare's  election as a director at the 2007  Annual  Meeting,  RCG  Starboard  Advisors  has  agreed  to allow  Mr.
Anquillare  to receive a profit  participation  with  respect to the sale by RCG
Starboard  Advisors or its  affiliates,  as the case may be, of the last $20,000 worth of Shares (the  "Participation  Shares")  beneficially owned by either RCG
Starboard  Advisors  or its  affiliates,  as the case may be,  to a third  party unaffiliated  with any member of the Ramius Group.  Pursuant to the terms of the
Compensation Letter Agreement, Mr. Anquillare will be entitled to receive a cash payment  equal to the  amount,  if any,  by which the  proceeds  received by RCG
Starboard  Advisors or its affiliates,  as the case may be, from the sale of the
Participation   Shares  exceeds  $20,000  in  the  aggregate.   A  form  of  the
Compensation  Letter  Agreement  is  attached  hereto  as  Exhibit  99.3  and is incorporated herein by reference.

      Item 7 is hereby amended to include the following exhibits:

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 18 of 20 Pages
----------------------                                    ----------------------

      Exhibit 99.1.     Joint  Filing and  Solicitation  Agreement  by and among
                        Starboard  Value  and  Opportunity   Master  Fund  Ltd.,
                        Parche, LLC, RCG Starboard Advisors, LLC, Ramius Capital
                        Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan
                        B. Stark, Thomas W. Strauss,  Jeffrey M. Solomon, Ceasar
                        Anquillare,  Peter A. Feld and Jeffrey C.  Smith,  dated
                        October 10, 2007.

      Exhibit 99.2.     Form of Indemnification Letter Agreement.

      Exhibit 99.3.     Form of Compensation  Letter  Agreement.

      Exhibit 99.4.     Power of Attorney for Ceasar Anquillare.

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 19 of 20 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2007

PARCHE, LLC                                 RCG STARBOARD ADVISORS, LLC
By: RCG Starboard Advisors, LLC, its        By: Ramius Capital Group, L.L.C.,
managing member                             its sole member

STARBOARD VALUE AND OPPORTUNITY             RAMIUS CAPITAL GROUP, L.L.C.
MASTER FUND LTD.                            By: C4S & Co., L.L.C.,
By: RCG Starboard Advisors, LLC, its        as managing member
investment manager
                                            C4S & CO., L.L.C.

                           By: /s/ Jeffrey M. Solomon
                               -----------------------
                            Name: Jeffrey M. Solomon
                           Title: Authorized Signatory

/s/ Jeffrey M. Solomon                      /s/ Peter A. Feld
------------------------                    -------------------------
JEFFREY M. SOLOMON                          PETER A. FELD
Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

/s/ Jeffrey C. Smith
------------------------
JEFFREY C. SMITH
Individually and as attorney-in-fact
for Ceasar Anquillare

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 20 of 20 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

      Exhibit                                                 Exhibit Number
      -------                                                 --------------

      Joint Filing and Solicitation Agreement by and               99.1
      among Starboard Value and Opportunity Master Fund
      Ltd., Parche, LLC, RCG Starboard Advisors, LLC,
      Ramius Capital Group, L.L.C., C4S & Co., L.L.C.,
      Peter A. Cohen, Morgan B. Stark, Thomas W.
      Strauss, Jeffrey M. Solomon, Ceasar Anquillare,
      Peter A. Feld and Jeffrey C. Smith, dated October
      10, 2007.

      Form of Indemnification Letter Agreement.                    99.2

      Form of Compensation Letter Agreement.                       99.3

      Power of Attorney for Ceasar Anquillare                      99.4